UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Catheter Precision, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)
74933X302
(CUSIP Number)
B. Joseph Alley, Jr. Arnall Golden Gregory LLP 171 17th Street NW, Suite 2100 Atlanta, GA 30363 (404) 473-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74933X302	Page 2 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Jenkins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 277,597
8	Shared Voting Power 714,231*
9	Sole Dispositive Power 277,597
10	Shared Dispositive Power 714,231*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 991,828*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 14.1 percent*
14	Type of Reporting Person IN

*

Includes 2,264 shares of Company Common Stock held by the Linda Jenkins Charitable Remainder Unitrust, a charitable remainder unitrust of which Mr. Jenkins’ spouse is the trustee. Also includes 2,264 shares of Company common stock held by the Jenkins Family Charitable Institute, of which Mr. Jenkins is the sole trustee. Also includes 709,703 shares of Company Common Stock held by Fatboy Capital, L.P., a Delaware limited partnership. The general partner of Fatboy Capital, L.P.. is SeaCap Management LLC, a Wyoming limited liability company, of which Mr. Jenkins is the managing member.

CUSIP No. 74933X302	Page 3 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Fatboy Capital, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware
7	Sole Voting Power 709,703
8	Shared Voting Power 0
9	Sole Dispositive Power 709,703
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 709,703
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.1 percent*
14	Type of Reporting Person PN

CUSIP No. 74933X302	Page 4 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person SeaCap Management LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Wyoming
7	Sole Voting Power 0
8	Shared Voting Power 709,703*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 709,703*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 709,703*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.1 percent
14	Type of Reporting Person OO

*	Includes 709,703 shares of Company Common Stock held by Fatboy Capital, L.P., a Delaware limited partnership. SeaCap Management LLC is the general partner of Fatboy Capital, L.P.

CUSIP No. 74933X302	Page 5 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Linda Jenkins Charitable Remainder Unitrust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Louisiana
7	Sole Voting Power 2,264
8	Shared Voting Power 0
9	Sole Dispositive Power 2,264
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,264
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 74933X302	Page 6 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Jenkins Family Charitable Institute
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Louisiana
7	Sole Voting Power 2,264
8	Shared Voting Power 0
9	Sole Dispositive Power 2,264
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,264
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 74933X302	Page 7 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Dalin Class Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Louisiana
7	Sole Voting Power 0
8	Shared Voting Power 709,703*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 709,703*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 709,703*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.1 percent
14	Type of Reporting Person OO

*	Includes 709,703 shares of Company Common Stock held by Fatboy Capital, L.P., a Delaware limited partnership. Dalin Class Trust is a general partner of Fatboy Capital, L.P.

CUSIP No. 74933X302	Page 8 of 13

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Catheter Precision, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on March 29, 2023. (the “Initial Schedule 13D”). The Initial Schedule 13D is incorporated by reference herein. The principal executive office of the Company is located at:

1670 Highway 160 West

Suite 205

Fort Mill, SC 29708

Item 2. Identity and Background

1.	(a)	David Jenkins is a reporting person filing this statement.

	(b)	c/o of Catheter Precision, Inc., 1670 Highway 160 West, Suite 205, Fort Mill, SC 29708.

(c)

Executive Chairman of the Board and Chief Executive Officer of the Company, engaged in the design, manufacture and sale of new and innovative medical technologies focused in the field of cardiac electrophysiology, the business address of which is 1670 Highway 160 West, Suite 205, Fort Mill, SC 29708.

	(d)	None.

	(e)	None.

	(f)	United States.

.

CUSIP No. 74933X302	Page 9 of 13

2.

Fatboy Capital, L.P. is a reporting person filing this statement. It is a Delaware limited partnership, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a private investment holding company

	(d)	None.

	(e)	None.

3.

The Jenkins Family Charitable Institute is a reporting person filing this statement. It is a private foundation, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a family charitable entity.

	(d)	None.

	(e)	None.

4.

The Linda Jenkins Charitable Remainder Unitrust is a reporting person filing this statement.  It is a Louisiana charitable remainder unitrust, and its principal business address is PO Box 682838, Park City UT 84068-2838.  Its principal business is to serve as a charitable trust and to facility estate planning.

	(d)	None.

	(e)	None.

5.

SeaCap Management LLC is a reporting person filing this statement. It is a Wyoming limited liability company, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a family investment manager.

	(d)	None.

	(e)	None.

6.	(a)	Linda Jenkins is a the trustee of the Linda Jenkins Charitable Remainder Unitrust, which is a reporting person filing this statement.

	(b)	PO Box 682838, Park City UT 84068-2838.

	(c)	Retired.

	(d)	None.

	(e)	None.

	(f)	United States.

7.

Dalin Class Trust is a person filing this statement. David Jenkins is the sole trustee of Dalin Class Trust. Its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. It is a family trust.

	(d)	None.

	(e)	None.

CUSIP No. 74933X302	Page 10 of 13

Item 3. Source and Amount of Funds or Other Consideration

See the Initial Schedule 13D for historical information.

Item 4 below is incorporated by reference herein.  The source of funds for all proposed purchases described in Item 4 below is cash on hand or working capital.  The amount of funds used will depend on the trading price and volume of Company common stock and the amount of shares ultimately purchased.  None of the funds used to make any purchases are or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting Company common stock.

Item 4. Purpose of Transaction

See the Initial Schedule 13D for historical information.

On January 11, 2024, the Company announced that its Board of Directors has authorized Mr. David Jenkins and his affiliated companies to purchase up to 500,000 shares of Company common stock on the open market.  Although it is Mr. Jenkins’ current intent to engage in open market purchase transactions from time to time, his decision as to whether to engage in a purchase at any given time will depend upon a number of factors, including the current trading price of Company common stock and Mr. Jenkins’ other capital needs.  Mr. Jenkins also reserves the right to make purchases in private transactions.  There is no guarantee that all or a substantial portion of the shares authorized as described above will in fact be purchased, and Mr. Jenkins reserves the right to make private purchases or purchases directly from the Company, subject to compliance with rules of the NYSE American.   All purchases by Mr. Jenkins and affiliated companies will be made in compliance with all applicable laws, and all open market transactions will be conducted pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

All acquisitions described above are expected to be for investment purposes.  The reporting persons and other persons listed in Item 2 may make additional open market or other purchases or sales or engage in estate planning or other transactions in Company common stock, from time to time.

Except as noted above and below in this Item 4, the reporting persons and the other persons listed in Item 2 have no present intent to take any action that would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) any changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

CUSIP No. 74933X302	Page 11 of 13

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Jenkins exercises control over the Company to the extent that he is a director and executive officer of the Company, and may consider various transactions that are in the best interests of the Company from time to time, including transactions of the types described above, and the reporting persons and the other persons listed in Item 2 will continue to review their investment in the Company, and reserve the right to change their intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer

See the Initial Schedule 13D for historical information.

(a)-(b)	See the cover pages to this Amendment.

Ms. Linda Jenkins beneficially owns 2,264 shares of Company common stock as a result of her position as the sole trustee of the Linda Jenkins Charitable Remainder Trust.

(c)

There were no transactions in Company common stock effected by the reporting persons or the other persons listed in Item 2 within 60 days of the date hereof. See the Initial Schedule 13D for historical information.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Initial Schedule 13D for historical information. Mr. Jenkins has agreed with the Company that all purchases described in Item 4 above will be made in compliance with all applicable laws, and that any such open market purchases will be made in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Item 7. Material to be Filed as Exhibits

(A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Initial Schedule 13D for historical information.

CUSIP No. 74933X302	Page 12 of 13

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his or her knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ David Jenkins		Date: January 10, 2023
DAVID JENKINS

FATBOY CAPITAL, L.P.

By:	SEACAP MANAGEMENT LLC, General Partner

By:	/s/ David Jenkins	Date: January 10, 2023
David Jenkins, Managing Member

SEACAP MANAGEMENT LLC

By:	/s/ David Jenkins	Date: January 10, 2023
David Jenkins, Managing Member

LINDA JENKINS CHARITABLE REMAINDER UNITRUST

By:	/s/ Linda Jenkins	Date: January 10, 2023
Linda Jenkins, Trustee

JENKINS FAMILY CHARITABLE INSTITUTE

By:	/s/ David Jenkins	Date: January 10, 2023
David Jenkins, Trustee

DALIN CLASS TRUST

By:	/s/ David Jenkins	Date: January 10, 2023
David Jenkins, Trustee

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Catheter Precision, Inc. is being filed on behalf of each of the undersigned.

/s/ David Jenkins		Date: January 10, 2023
DAVID JENKINS

FATBOY CAPITAL, L.P.

By:	SEACAP MANAGEMENT LLC, General Partner

By:	/s/ David Jenkins	Date: January 10, 2023
David Jenkins, Managing Member

SEACAP MANAGEMENT LLC

By:	/s/ David Jenkins	Date: January 10, 2023
David Jenkins, Managing Member

LINDA JENKINS CHARITABLE REMAINDER UNITRUST

By:	/s/ Linda Jenkins	Date: January 10, 2023
Linda Jenkins, Trustee

JENKINS FAMILY CHARITABLE INSTITUTE

By:	/s/ David Jenkins	Date: January 10, 2023
David Jenkins, Trustee

DALIN CLASS TRUST

By:	/s/ David Jenkins	Date: January 10, 2023
David Jenkins, Trustee